Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, 3M Company, a Delaware corporation, and Cyborg Acquisition Corporation, a Delaware corporation, agree to the joint filing of (1) a statement on Schedule 13D, including any amendments thereto (the “Schedule 13D”), and (2) any Form 3 or Form 4 that may be required, in each case, with respect to the common stock, par value $0.01 per share, of Ceradyne, Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to the Schedule 13D.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date:  October 10, 2012

3M Company

By:	/s/ Gregg M. Larson
Name:	Gregg M. Larson
Title:	Deputy General Counsel and Secretary

Cyborg Acquisition Corporation

By:	/s/ William R. Myers
Name:	William R. Myers
Title:	President and Director